

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2012

Via E-mail
Bradley T. Zimmer, Esq.
Chief Operating Officer and General Counsel
Remark Media, Inc.
Six Concourse Parkway
Suite 1500
Atlanta, GA 30328

>   **Re: Remark Media, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed April 4, 2012**
>   **File No. 333-180570**

Dear Mr. Zimmer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose throughout the proxy statement/prospectus the range of the number of Remark Media common shares that common stockholders of Banks.com will receive on both an aggregate and per share basis. In addition, please provide in the Summary section the table regarding the merger consideration set forth on page 54. Furthermore, since the range of shares to be received by Banks.com shareholders as merger consideration depends on the amount of Banks.com's net working capital, please disclose Banks.com's net working capital as of its latest financial statements.

2. Disclose throughout the proxy statement/prospectus that Remark Media may terminate the merger if Banks.com's net working capital is less than negative $570,000 no more than three business days prior to the closing date of the merger. Disclose Banks.com's net working capital as of its latest financial statements.

Summary, page 6

Conditions to Completion of the Merger, page 11

3. We note the ability of either party to waive conditions to the merger. Please specifically identify here and on pages 62 to 64 which conditions are waivable. Disclose whether it is the board of directors' intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, such as receipt of an opinion that a merger is not taxable to stockholders, and such changes in terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Material United Stated Federal Income Tax Consequences, page 13

4. Please revise your disclosure to reflect that you have already received a tax opinion from Greenberg Traurig, P.A.

Background of the Merger, page 45

5. Please revise your disclosure to discuss in more detail how the parties arrived at the form and value of the merger consideration to be paid to the common stockholders and the preferred stockholder, as well as the consideration to be paid to Mr. O'Donnell for his outstanding note and warrants. As the merger consideration consists of common stock of Remark Media, please disclose the trading prices of Remark Media's common stock at material points in the negotiation process.

6. Please identify the members of the Special Committee of the Banks.com board of directors that was formed to establish material terms and approve the transaction.

Opinion of the Banks.com Financial Advisor, page 50

7. Briefly describe the qualifications of American ValueMetrics Corp to issue a fairness opinion in connection with this transaction.

8. Describe the method Banks.com used to select American ValueMetrics to render a fairness opinion of the merger consideration.

9. Describe any material relationships between you and American ValueMetrics during the past two years.

10. Provide narrative and quantitative disclosure regarding the fees paid to or to be paid to American ValueMetrics. The reference to a "fee which is customary for transactions of this nature" on page nine is not responsive to Item 1015(b)(4) of Regulation M-A.

11. You disclose on page 50 that American Valuemetrics opined that the merger consideration was fair, from a financial point of view, to Banks.com. At the top of page 52, you disclose that American Valuemetrics "was not requested to opine as to, and its opinion did not in any manner address, the fairness of…the consideration to holders of the Banks.com common and preferred stock." Please explain why Banks.com did not request its financial advisor to opine on the fairness of the consideration to holders of the Banks.com common stock. Discuss what weight and consideration the board of directors of Banks.com gave to the fairness opinion from American Valuemetrics in light of the limitations of the opinion. Explain how American Valuemetrics' fairness opinion meets the condition to the merger that the Banks.com board of directors receive an opinion from American Valuemetrics that the merger consideration is fair, from a financial point of view, to the holder of Banks.com common stock.

12. Please describe the particular financial analyses American ValueMetrics conducted to arrive at their fairness opinion and any material underlying data and information. Describe why the particular analyses were used and why particular measures or methodologies were chosen for each analysis. Explain in concise and understandable language what American ValueMetrics did and how the analyses and conclusions are relevant to stockholders and to the consideration that they are receiving in the merger. Your discussion should include, but not be limited to, American ValueMetrics' comparison of you and Banks.com to certain other publicly traded companies and the comparison of the proposed merger to other mergers and acquisitions.

13. Please disclose all material estimates, evaluations, forecasts and projections that Banks.com and Remark Media provided to American ValueMetrics as well as the bases for, and the nature of, the material assumptions underlying the items provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director